

June 19, 2012

Via E-mail
Kenneth R. Bull
Chief Financial Officer
Five Below, Inc.
1818 Market Street
Suite 1900
Philadelphia, PA 19103

>   **Re: Five Below, Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed June 12, 2012 and**
>   **Supplemental Materials dated June 12, 2012**
>   **File No. 333-180780**

Dear Mr. Bull:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please tell us whether you relied upon Section 5(d) of the Securities Act to provide potential investors that are qualified institutional buyers or institutional accredited investors any written materials. If so, please supplementally provide us with any such materials. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933, added by Section 105(a) of the Jumpstart Our Business Startups Act, by any broker or dealer that is participating or will participate in your offering.

Supplemental Materials dated June 12, 2012

Dilution, page 31

2. Please revise your disclosure to show the dilutive effect of the full exercise of the underwriters' option to purchase additional shares.

Exhibit 5.1

3. We note counsel's statement in the third full paragraph on page 2 of the opinion that the Selling Shareholder shares *will be* duly authorized, validly issued, fully paid and nonassessable. Please have counsel revise the opinion to state that such shares *are* duly authorized, validly issued, fully paid and nonassessable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339, or Andrew Mew, Accounting Branch Chief, at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252, Lilyanna Peyser, Staff Attorney, at (202) 551-3222 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director

cc: John P. Duke, Esq.